Commission File Number

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

February 10, 2004

Valentia Telecommunications
eircom Funding
Valentia Holdings Limited
eircom Limited
(Translation of registrant's name into English)

114 St. Stephen's Green West,
Dublin 2
Ireland
Tel: (+353) 1 701 5000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☒        No ☐

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        This report on Form 6-K shall be incorporated by reference in the Consent Solicitation Statement, dated January 22, 2004, of Valentia Telecommunications ("Valentia") and eircom Funding ("eircom"), and furnished on Form 6-K on such date by Valentia, eircom, Valentia Holdings Limited and eircom Limited under the Securities Exchange Act of 1934, to the extent not superseded by documents or reports subsequently filed by Valentia under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        On February 10, 2004, Valentia and eircom issued a press release relating to their consent solicitation, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, dated February 10, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)
	By:	/s/ PETER E. LYNCH (Signature)
	Name:	Peter E. Lynch
Date: February 10, 2004	Title:	Chief Financial Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)
	By:	/s/ PETER E. LYNCH (Signature)
	Name:	Peter E. Lynch
Date: February 10, 2004	Title:	Chief Financial Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Holdings Limited (Registrant)
	By:	/s/ PETER E. LYNCH (Signature)
	Name:	Peter E. Lynch
Date: February 10, 2004	Title:	Chief Financial Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)
	By:	/s/ PETER E. LYNCH (Signature)
	Name:	Peter E. Lynch
Date: February 10, 2004	Title:	Chief Financial Officer